

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Tonya Robinson
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205

      Re: Texas Roadhouse, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2019
            Filed February 28, 2020
            File No. 000-50972

Dear Ms. Robinson:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, page F-6

1.   It appears from your disclosure on page 39 that cost of sales may consist of food and beverage costs. If so, we believe you should consider retitling this caption accordingly, because your cost of sales is not burdened with other direct and indirect costs of producing your food and beverages.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services